Exhibit 99.1

Press Release

Sify offers services to facilitate SOX (Sarbanes Oxley Act) compliance

     Chennai August 16, 2004. Sify Limited (Nasdaq National Markets: SIFY), India’s premier Internet, network and eCommerce services company, announced today that it now offers services to US listed companies to facilitate compliance for the SOX (Sarbanes Oxley Act).

     The Sarbanes Oxley Act of 2002 requires compliance with a comprehensive reform of accounting procedures for publicly held corporations to promote and improve the quality and transparency of financial reporting, by both internal and external independent auditors. According to the US SEC, compliance to Section 404 of the SOX Act alone is likely to cost companies a total of $1.24 billion annually.

     Rahul Swarup, President-Enterprise Solutions, Sify, said, “Not only is the size of the market opportunity huge, it recurs every year as companies have to comply to SOX for their annual financial accounting procedures. Sify is well poised to enter this market aggressively.”

     Sify’s ability to offer such high value services on an out sourced, co-sourced or project basis has been made possible by its recent acquisition of the Information Assurance Consulting specialist firm EAP Global with customers across North America, Europe and the Middle East. Sify will continue to leverage the expertise and experience gained by this acquisition to offer additional services related to SOX, as well as to address enterprise Information Assurance needs.

     Sify’s services cover three broad areas:

     Compliance: addresses enterprise wide issues to facilitate compliance with SOX covering Action Plan Preparation, Gap Analysis of the existing Internal Control Framework, Business Processes ‘as is’ Documentation, Internal Controls ‘as is’ documentation, Control Testing, Implementation of Remedial Measures, Training and Program Management.

     Optimization: This service leverages process improvements and technology to maximize the efficiency of remediation initiatives with ERP enhancements, identification and monitoring of performance metrics, general computer controls remediation and the identification & implementation of technology solutions to simplify processes.

     Enhancements: Sify services help the enterprise leverage compliance initiatives into a positive management tool with the development and execution of Enterprise IT Risk Management Plans and Internal Audit Department best practice assessments.

     Sify’s service, on outsource or co-source basis, or as special projects, currently focuses on two sections of the SOX Act: Section 404 on Management Assessment of Internal Controls and Section 302 on Corporate Responsibility of Financial Reporting.

About Sify:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 67 cities in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 64 cities. The Company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Forward-looking statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the Company’s report on Form 20-F for the year ended March 31, 2004 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-044-2254 0770, Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com